Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

INSIDE INFORMATION

ANNOUNCEMENT IN RELATION TO
A LISTED SUBSIDIARY — YOUDAO, INC.

This announcement is made by NetEase, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Youdao, Inc. (“Youdao”) has American depositary shares representing its Class A ordinary shares listed on the New York Stock Exchange in the United States and is a subsidiary of the Company. In a filing made with the U.S. Securities and Exchange Commission (“SEC”) today, Youdao announced its summer business updates, as stated below.

Summer is a popular season for Chinese students to enroll in after-school tutoring courses for the coming academic year. Youdao is pleased to report that its paid student enrollments* for K-12 courses of Youdao Premium Courses amounted to over 460,000 in the two-month period of July and August 2020, representing an increase of over 500% compared to the corresponding period of 2019.

To take advantage of the tremendous growth potential of China’s online education industry, Youdao has steadily strengthened its core teaching and content development capabilities. Furthermore, to tap into the summer season opportunity, Youdao has significantly increased its sales and marketing efforts. While such investments may widen Youdao’s net losses for this ongoing quarter, Youdao expects to benefit from these measures in the long run.

Paid student enrollments are subject to future adjustments (such as refunds) and represent only one measure of Youdao’s performance and should not be relied on as an indicator of Youdao’s financial results, which depend on a variety of factors. Such financial results will be released when Youdao announces its earnings for the third quarter of 2020.

If Youdao’s net losses increase as expected in this ongoing quarter, it could potentially impact the Company’s consolidated net income during such period.

Youdao’s filing with the SEC is also disclosed by the Company on the Company’s website at http://ir.netease.com and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk as an Overseas Regulatory Announcement.

Note:

* “paid student enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by Youdao’s students, including multiple paid courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded. “Paid courses” refers to Youdao’s online courses for which it charges not less than RMB50 per course package.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, September 1, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.